UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)

Eyegate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30233M 107

(CUSIP Number)

J. Fraser Collin, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30233M 107	13D	Page 1 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven Partenaires S.A. (IPSA)
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,549,650 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,549,650 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,650 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%**
14	TYPE OF REPORTING PERSON CO

*Includes 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in its Prospectus (the “Prospectus”) filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on February 13, 2015.

CUSIP No. 30233M 107	13D	Page 2 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven 2002 FCPI N°6
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,791 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 5,791 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,791 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 30233M 107	13D	Page 3 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Innoven 2003 FCPI N°7
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,387 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 11,387 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,387 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON OO

*Includes 1,381 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 4 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,437 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 39,437 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,437 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%**
14	TYPE OF REPORTING PERSON OO

*Includes 3,246 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer the Prospectus.

CUSIP No. 30233M 107	13D	Page 5 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,694 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 72,694 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,694 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%**
14	TYPE OF REPORTING PERSON OO

*Includes 8,527 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 6 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Europe 3
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,160 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 39,160 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,160 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 7 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Capital
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,943 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 32,943 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,943 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 8 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Innoven Capital 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,102 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 20,102 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,102 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON OO

*Includes 4,872 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 9 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,238 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 230,238 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,238 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 10 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 2
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,680 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 149,680 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,680 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 11 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 3
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,633 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 193,633 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,633 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 12 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 5
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,945 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 325,945 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,945 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%**
14	TYPE OF REPORTING PERSON OO

*Includes 45,389 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 13 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 6
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,663 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 250,663 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,663 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%**
14	TYPE OF REPORTING PERSON OO

 *Includes 19,589 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 14 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI Poste Innovation 9
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,706 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 80,706 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,706 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%*
14	TYPE OF REPORTING PERSON OO

*The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 15 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FCPI La Banque Postale Innovation 1
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,271 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 97,271 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,271 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%**
14	TYPE OF REPORTING PERSON OO

*Includes 6,168 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 16 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jean-Michel Paulhac
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,549,650 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,549,650 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,650 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%**
14	TYPE OF REPORTING PERSON IN

*Includes 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 17 of 22

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Thomas Balland
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,549,650 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,549,650 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,650 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%**
14	TYPE OF REPORTING PERSON IN

*Includes 89,172 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in the Prospectus.

CUSIP No. 30233M 107	13D	Page 18 of 22

Item 1.    Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”) of Eyegate Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452.

Item 2.    Identity and Background.

(a)          This statement is being filed by:

(i)          Innoven Partenaires S.A. (IPSA), a French Société Anonyme (corporation) (“IPSA”);

(ii)         Innoven 2002 FCPI N°6, a Fond Commun Placement Innovation (Common Innovation Investment Fund), or investment fund, managed by IPSA;

(iii)        Innoven 2003 FCPI N°7, an investment fund managed by IPSA;

(iv)        FCPI Innoven Europe, an investment fund managed by IPSA;

(v)         FCPI Innoven Europe 2, an investment fund managed by IPSA;

(vi)        FCPI Innoven Europe 3, an investment fund managed by IPSA;

(vii)       FCPI Innoven Capital, an investment fund managed by IPSA;

(viii)      FCPI Innoven Capital 2, an investment fund managed by IPSA;

(ix)         FCPI Poste Innovation, an investment fund managed by IPSA;

(x)          FCPI Poste Innovation 2, an investment fund managed by IPSA;

(xi)         FCPI Poste Innovation 3, an investment fund managed by IPSA;

(xii)        FCPI Poste Innovation 5, an investment fund managed by IPSA;

(xiii)       FCPI Poste Innovation 6, an investment fund managed by IPSA;

(xiv)      FCPI Poste Innovation 9, an investment fund managed by IPSA;

(xv)       FCPI La Banque Postale Innovation 1, an investment fund managed by IPSA;

(xvi)      Jean-Michel Paulhac, a director of IPSA with voting and investment power with respect to the foregoing entities; and

(xvii)     Thomas Balland, a director of IPSA with voting and investment power with respect to the foregoing entities.

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The persons named in Item 2(a)(ii) through Item 2(a)(xv) are referred to individually herein as an “Investment Fund” and collectively as the “Investment Funds.”

(b)          The address of the principal business office of each Reporting Person is 10 rue de la Paix, Paris, France 75002.

(c)          The principal business of IPSA is to manage investments on behalf of the Investment Funds. The principal business of each Investment Fund is to make, hold, and dispose of equity and equity related investments.

CUSIP No. 30233M 107	13D	Page 19 of 22

(d)          During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)          During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          IPSA is a French Société Anonyme, or corporation. Each of the Investment Funds is a French Fond Commun Placement Innovation (Common Innovation Investment Fund). Each of Jean-Michel Paulhac and Thomas Balland are French citizens.

Item 3.    Source and Amount of Funds or Other Consideration.

The Registration Statement on Form S-1 filed with the SEC by the Issuer on February 4, 2015 (File No. 333-197725) (the “S-1”) in connection with its initial public offering of 683,250 shares of Common Stock (the “IPO”), was declared effective on February 12, 2015. The closing of the IPO took place on February 19, 2015, and at such closing, the Reporting Person purchased an aggregate of 366,667 shares of Common Stock (the “IPO Shares”). Immediately prior to the closing of the IPO, shares of the Issuer’s French subsidiary, Eyegate S.A.S., held by the Reporting Persons converted into 955,618 shares of Common Stock pursuant to exchange agreements (the “Exchanged Shares”). Also immediately prior to the closing of the IPO, certain convertible promissory notes held by the Reporting Persons converted into 138,194 shares of Common Stock pursuant to the terms of such convertible promissory notes (the “Note Shares”). The Reporting Persons also hold warrants to purchase an aggregate 89,172 shares of Common Stock (the “Warrants”). The Reporting Persons beneficially hold an aggregate of 1,549,650 shares of the Common Stock, as a result of the aggregate holdings of the IPO Shares, the Exchanged Shares, the Note Shares, and the Warrants (collectively, the “Shares”).

The working capital of the Investment Funds was the source of the funds for the purchase of the Shares. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 30233M 107	13D	Page 20 of 22

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)          Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)          The Investment Funds are the record owners of the Shares set forth on each Reporting Person’s respective cover sheet. As the manager of the Investment Funds, IPSA may be deemed to beneficially own the Shares. As the directors of IPSA, Jean-Michel Paulhac and Thomas Balland may be deemed to beneficially own the Shares.

Each Reporting Person disclaims beneficial ownership of the Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 6,328,604 shares of Common Stock reported in the Prospectus to be outstanding immediately following the close of the IPO.

(b)          Regarding the number of shares as to which such person has:

(i)          sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)         shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)        sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)        shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)          Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a lock-up agreement, in substantially the form presented as an exhibit in Item 7 below (“Lockup”), with the underwriters of the IPO pursuant to which they have generally agreed, subject to certain conditions and exceptions, not to directly or indirectly: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock until August 11, 2015, without the prior written consent of the Aegis Capital Corp., as representative of the underwriters; provided, that the Lockup does not apply to the IPO Shares.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

Exhibit 2 — Form of Lockup (included as part of Exhibit 1.1 of the S-1 and incorporated herein by reference).

CUSIP No. 30233M 107	13D	Page 21 of 22

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INNOVEN PARTENAIRES S.A. (IPSA)

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

Innoven 2002 FCPI N°6
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

Innoven 2003 FCPI N°7
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Europe 3
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Capital
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Innoven Capital 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

CUSIP No. 30233M 107	13D	Page 22 of 22

FCPI Poste Innovation
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 2
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 3
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 5
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 6
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI Poste Innovation 9
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

FCPI La Banque Postale Innovation 1
By: INNOVEN PARTENAIRES S.A. (IPSA), Manager

By:	/s/ Jean-Michel Paulhac
Jean-Michel Paulhac, Director

/s/ Jean-Michel Paulhac
Jean-Michel Paulhac

/s/ Thomas Balland
Thomas Balland